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Alexander "Rocky" Nawrocki

Chairman Of The Board at NXT Robotics

San Diego, California · 346 connections · **Contact info**

NXT Robotics

California University

About

Focusing on technology and the international development infrastructure, Dr. Nawrocki brings more than 20 years of technology leadership, management and industry experience in many areas. He has been acting CEO and sits on the Boards. Dr. Nawrocki is a founding member of the Java-Consortium, is active in several other te   ... see more

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Experience



Chairman Of The Board

NXT Robotics

Apr 2019 – Present · 6 mos

San Diego

NXT Robotics is a San Diego, CA-based company that provides service robots to support increased security monitoring and alerting requirements. Our autonomous platforms are able to deliver security-related services to our customers while meeting their performance and cost expectations for indoor and outdoor applications. Unmanned Ground Vehicles (UGVs) are becoming an increasingly popular choice for organizations that need to scale their operations while lowering costs and ensuring consistent and high-quality results. NXT Robotics delivers autonomous solutions that perform work for extended periods of time (8+ hours). This means that at least a half-day of unsupervised work can be accomplished for a fixed cost.... See more

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Chief Executive Officer, Chairman

Airspeed Equity

Feb 2016 – Present · 3 yrs 8 mos

We believe success is an engineered process to manage risk, enhance results and accelerate financial returns. Projects selected range from patented university innovations to thoroughly vetted opportunities from our Deal Flow networks consisting of CONNECT'S Springboard program (www.connect.org), Private Capital Network (www.privatecapitalnetwork.n... See more

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co-owner/co-founder

Ameritege Technology Partners

Jul 1999 – Present · 20 yrs 3 mos

Privately held and highly profitable, Ameritege Technology Partners was founded in 1999 as a private equity firm specializing in software business acquisitions. Formed by two successful software industry executives that have run both private and public software companies, Ameritege is a privately held firm that has successfully acquired or made substanti... See more

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co-founder

Neubloc

2005 – Present · 14 yrs

neubloc is a US-based (San Diego, California), outsource, software development, design, and testing firm that combines a unique blend of onshore and offshore resources to a client base

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Judge
FIRST
Jan 2018 – Present · 1 yr 9 mos
San Diego, Las Vegas, Washington, D.C., Houston, Mexico City, Dubai, Poland

FIRST (For Inspiration and Recognition of Science and Technology) was founded in 1989 to inspire young people's interest and participation in science and technology. Based in Manchester, NH, the 501(c)(3) not-for-profit public charity designs accessible, innovative programs that motivate young people to pursue education and career opportunitie... See more

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Education

California University
PhD, Aerospace

Université Vincennes-Saint-Denis (Paris VIII)
French, Communications

Technical University of Lodz
M Sc, Electronics
Activities and Societies: President of the athletics

Skills & Endorsements

Start-ups · 18

Endorsed by **Kris Skrinak and 4 others who are highly skilled at this**

Endorsed by **2 of Alexander "Rocky"'s colleagues at Neubloc**

Venture Capital · 15

Endorsed by **Mike Brown, who is highly skilled at this**

Entrepreneurship · 13

Endorsed by **Kris Skrinak and 2 others who are highly skilled at this**

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